Exhibit 99.85

CONSENT OF L. MACH

In connection with (1) the technical report entitled “Franco-Nevada Corporation NI 43-101 Technical Report, Goldstrike Properties Royalty, Elko, Nevada” dated March 25, 2010 (the “Goldstrike Report”), and (2) the annual information form of the Corporation, dated as of March 25, 2010 (the “AIF”), which includes reference to the undersigned in connection with information relating to the Goldstrike Report and the properties described therein, the undersigned hereby consents to reference to the undersigned’s name and information derived from the the Goldstrike Report and the AIF included or incorporated by reference in the Registration Statement on Form 40-F being filed by Franco-Nevada Corporation with the United States Securities and Exchange Commission.

/s/ Leah Mach
	Name:	Leah Mach, CPG, MSc
	Title:	Principal Resource Geologist

Date: August 26, 2011